Exhibit 99.1

Vision Marine Provides Update on E-Motion™ Powertrain Initiatives

And Other Corporate Developments

Montreal, Canada, February 4, 2022 – Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global technology leader in the electric transition of the recreational boating industry serving both OEMs and consumers, has provided an update on recent corporate developments.

Vision Marine has secured key partnerships regarding the production and associated supply chain of our E-Motion™ 180E fully electric powertrain system:

o	Linamar Corp/McLaren Engineering: Scaling the Manufacturing Process.

In order to secure orders from major original equipment manufacturers (OEMs), Vision Marine completed a Manufacture & Supply agreement (October 26, 2021) with Linamar/McLaren Engineering. McLaren’s cutting edge technology and product development team will manufacture and assemble the Company’s E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for large scale production of Vision Marine’s fully electric outboard motor at Linamar’s facility in Canada.

o	Octillion Power System: Exclusive Usage of High Density Batteries Designed Solely for The Boating Industry.

Vision Marine executed a partnership with Octillion Power Systems (January 4, 2022), an advanced global supplier, designer, and builder of specialized high density lithium-ion electric vehicle battery systems. This will mark Octillion’s first partnership in the marine industry, having delivered nearly 400,000 EV battery systems worldwide, with a focus on passenger cars, trucks, and buses. This partnership will give Vision Marine exclusive usage of the first high density battery specifically designed and manufactured solely for the boating industry. To date, batteries for electric boats have utilized automotive, aircraft or general industrial batteries. The battery pack will be smaller than a typical ICE (internal combustion engine) fuel tank, and we will now have the capability to rig any boat between 18 and 30 feet, serving to expand Vision Marine’s addressable market through a wide range of recreational boating platforms.

o	Nextfour Solutions: Designing Advanced and Intuitive Smart Console with High Level Marine Navigation System.

Vision Marine has partnered with Nextfour Solutions (January 20, 2022) to further develop a customized multifunctional center console display to be integrated within Vision Marine’s E-Motion™ 180E powertrain system. The “Q Display” is the first marine display that brings a familiar automotive user experience to boating by integrating the onboard computer, mobile connectivity, weather forecasts, sea charts, regular software updates, and an entertainment system into an all in one “plug and play” device.

The Q Display will showcase an advanced marine navigation system called “The Q Experience,” which will provide confidence regarding control and handling.

Electric Boat Rental Operations in Lido Marina, Newport Beach, CA:

Vision Marine Electric Boat Rental opened its doors in May of 2017 after securing prime slip space in the newly renovated Lido Marina Village in Newport Beach, which overlooks Newport Harbor, the largest recreational boat harbor on the United States west coast.

Starting with a small fleet of just four boats in 2017, Vision Marine now showcases 30 boats, with 5 more to be added by the end of the first quarter 2022. In 2020, the rental business serviced more than 8,000 customers. In 2021, the number of customers increased sharply by 62% to more than 13,000, with an annualized revenue of $4.33 million. Vision Marine Electric Boat Rental also offers a yearly membership and several discount loyalty packages for frequent customers.

The past success of Vision Marine Electric Boat Rental will, in coming months, expand into Florida, which is the largest boating market in the United States.

The global boat rental market is anticipated to generate a CAGR (compound annual growth rate) of approximately 5% from 2020 to 2025. Many of the large OEMs have recently entered the market. For example, in May 2019, Freedom Boat Club was acquired by boating industry heavyweight Brunswick Corporation (NYSE: “BC”). Freedom Boat Club has expanded rapidly into hundreds of locations throughout the United States, Canada, and Europe, with franchise operations coast to coast.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of recent partnerships, the scaling of production and expectations for the boating market, expansion plans for boat rentals, and expectations about the boat rental market it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com